tj 7/22/14

SE 14041709 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2013 (MM/DD/YY) AND ENDING APRIL 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDUFFIE MORRIS FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL ~~PLACE OF BUSINESS: (Do not~~ use P.O. Box No.)

3 BROADRIVER RD
(No. and Street)

ORMOND BEACH, F — FL — 32174-8744
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFTON MORRIS JR — 386-677-9557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, PA
(Name – *if individual, state last, first, middle name*)

1113 ODENTON RD — ODENTON — MD — 21113-1606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/22/14

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDUFFIE MORRIS FINANCIAL GROUP, Ir, as of APRIL 30th, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KIM BEKDERNNAH
Notary Public - State of Florida
My Comm. Expires Dec 5, 2017
Commission # FF 074750
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA
Financial Industry Regulatory Authority

Sent First Class U.S. Mail, Certified/Return Receipt No. 7011 3500 0000 6461 9805
And e-mail [cliff@mymmfg.com]

July 1, 2014

Mr. Clifton Morris, Jr., President
McDuffie/Morris Financial Group, Inc.
3 Broadriver Road
Ormond Beach, FL 32174

RE: McDuffie/Morris Financial Group, Inc. – Annual Audit Deficiency
CRD No. 39654

Dear Mr. Morris, Jr.:

This letter is to inform you that your firm's April 30, 2014 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

Accountant's Report on Material Inadequacies (Internal Control Report) [SEA Rule SEA Rule 17a-5(g)(1); SEA Rule 17a-5(g)(3); and SEA Rule 17a-5(j)] – The report appears inadequate in that it does not contain the appropriate language.

We urge you to review this letter with your independent accountant as soon as possible.

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and two copies with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **July 15, 2014**. Questions may be addressed to Sharon Frankel at (561) 443-8072.

Very truly yours,

Sharon Frankel
Managing Regulatory Coordinator

SF/tvc

Enclosure: Form X-17A-5 Part III Facing Page

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliate entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 12/28/13

Authorized Signature/Title Date

8-048782 FINRA APR 2/1/1996
MCDUFFIE/MORRIS FINANCIAL GROUP INC
3 BROADRIVER ROAD
ORMOND BEACH, FL 32174-8744

Securities Investor Protection Corporatic
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

McDUFFIE-MORRIS
FINANCIAL GROUP, INC.

CORRECTED

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

APRIL 30, 2014 AND 2013

KORWEK & COMPANY, P.A.
Certified Public Accountants

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT

Board of Directors
McDuffie-Morris Financial Group, Inc.
Ormond Beach, Florida

We have audited the accompanying financial statements of McDuffie-Morris Financial Group, Inc., which comprises the statements of financial condition of as of April 30, 2014 and 2013 and the related statements of operations, stockholder equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, it not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policy used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDuffie-Morris Financial Group, Inc. as of April 30, 2014 and 2013 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Korwek & Company, PA

June 12, 2014
Odenton, Maryland

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
APRIL 30, 2014 AND 2013

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 9,885	$ 14,563
Commissions receivable	-	-
Prepaid insurance and expenses	-	-
Total current assets	9,885	14,563
PROPERTY AND EQUIPMENT, net		
Furniture and fixtures	12,627	12,627
Leasehold improvements	8,266	8,266
Less accumulated depreciation	(20,893)	(20,893)
Net property and equipment	-	-
OTHER ASSETS	-	-
	$ 9,885	$ 14,563

LIABILITIES AND STOCKHOLDER EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 1,076	$ 925
Payroll tax liabilities	-	-
Total current liabilities	1,076	925
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER EQUITY		
Capital stock, $10 stated value, authorized 1,000 shares; issued and outstanding, 700 shares	7,000	7,000
Additional paid-in capital	1,995	1,995
Retained earnings	(186)	4,643
	8,809	13,638
	$ 9,885	$ 14,563

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2014 AND 2013

	2014	2013
REVENUE		
Revenue from sale of investment company shares	$ 223,204	$ 164,543
Market gain (loss) on firm securities investment accounts	-	-
Other revenue	22	34
Total revenue	223,226	164,577
EXPENSES		
Salaries and other employment costs voting stockholder officer	187,419	135,774
Other compensation and benefits	-	-
Interest expense	101	-
Regulatory fees and expenses	2,914	1,437
Other expenses	37,621	30,586
Total expenses	228,055	167,797
Net income before income taxes	(4,829)	(3,220)
Provision for income taxes		
Federal	-	-
State	-	-
	-	-
NET INCOME	$ (4,829)	$ (3,220)

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDER EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED APRIL 30, 2014 AND 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at May 1, 2012	$ 7,000	$ 1,995	$ 7,863	$ 14,029
Net income from operations	-	-	(3,220)	(3,220)
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2013	7,000	1,995	4,643	13,638
Net income from operations	-	-	(4,829)	(4,829)
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2014	$ 7,000	$ 1,995	$ (186)	$ 8,809

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2014 AND 2013

	2014	2013
CASH FROM OPERATING ACTIVITIES		
Net income	$ (4,829)	$ (3,220)
Adjustments to reconcile net income to net cash		
Depreciation and amortization	-	-
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	-	-
Prepaid insurance and expenses	-	-
Increase (decrease):		
Accounts payable and other accrued liabilities	151	(2,466)
Payroll tax liabilities	-	-
Cash provided (used) by operating activities	(4,678)	(5,686)
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	-	-
Purchase (sale) of investments	-	-
Cash (provided) used for investing activities	-	-
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	(4,678)	(5,686)
CASH, BEGINNING OF YEAR	14,563	20,249
CASH, END OF YEAR	$ 9,885	$ 14,563
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2014 AND 2013

	2014	2013
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financila statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2014 AND 2013

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer concentrating in mutual funds, tax deferred investments, and related insurance products. The Company was incorporated in the state of Maryland and started operations in October 1995 It subsequently moved its charter to the state of Florida in December 2003. The Company maintains a branch office in Maryland, with the main office in Florida. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses, during the reporting period. On an ongoing basis, the company evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, depreciation methods, and lives of equipment. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Company considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Marketable Securities – Marketable securities are investments, which are considered trading securities and thus valued at fair market value.

Depreciation and Amortization – Depreciation is computed using either an accelerated method or straight line of depreciation, whichever is consistent with the method utilized to prepare the Company's tax return, over the estimated useful lives of the applicable assets. For the years ended April 30, 2014 and 2013, management has recorded depreciation under provisions of the tax code, which permit accelerated allowances in the acquisition year of the assets, which is not permitted under GAAP. If the generally accepted accounting principles had been followed, depreciation expense for the years ended April 30, 2014 and 2013 would be decreased by $-0- and $-0-, respectively. Expenditures for items considered to be maintenance and repair are charged to expense as incurred.

Advertising costs – Advertising costs are expensed as incurred. Advertising expense for the years ended April 30, 2014 and 2013 was $-0- and $-0-, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial one year period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are written off using the direct write-off method.

Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The loss per share for the year ended April 30, 2014 amounted to $4.83 and the loss per share for the year ending April 30, 2013 amounted to $3.22.

Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Company files its federal and state income tax returns using the accrual basis of accounting. As such, there are no timing differences between the financial statements and the tax returns. Accordingly, no provision for deferred income taxes has been included in these financial statements.

Fair value of financial instruments – The Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Company's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through June 12, 2014, which is the date the financial statements were available to be issued.

NOTE B - COMMISSIONS RECEIVABLE

There are no Commissions receivables as of April 30, 2014 and 2013. Management regularly evaluates the collectability of the Company's receivables and consequently believes that as of April 30, 2014 and 2013, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

As of April 30, 2014 and 2013, the Company has no marketable securities.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of furniture and fixtures. Depreciation and amortization expense for the year ended April 30, 2014 and 2013 amounted to $-0- and $-0-, respectively. Expenditures for maintenance and repairs amounted to $2,099 and $1,879 for the years ended April 30, 2014 and 2013, respectively.

NOTE E - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended April 30, 2014.

NOTE F - INCOME TAXES

The Company's provision for income taxes for the year ended April 30, 2014 amounted to $-0-, resulting from the Company generating a net operating loss. The Company's provision for income taxes for the year ended April 30, 2013 amounted to $-0-, resulting from the Company generating a net operating loss. Generally, net operating losses can be carried back to the two years preceding years and then forward for the next twenty years following the loss year. The Company currently has a net operating loss carryover of $2,681.

The federal, state and local income tax returns for the Company are subject to examination by the Internal Revenue Service and state and local taxing authorities, generally for a period of three years from the date they were filed. The Company has not been notified of any intent for such an examination.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At April 30, 2014 and 2013 the Company had net capital of $8,809 and $13,638, respectively, which was $3,809 and $8,638 in excess of its required net capital of $5,000.

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was autonomous. Morris Wealth Management Group, LLC charged management fees of $85,000 and $75,550 for the years ended April 30, 2014 and 2013. Additionally they do share certain common resources, equipment and personnel without separate fees being charged. The Company pays annually $14,000 in rent for its office location, there is not a formal lease agreement in place.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the states of Maryland and Florida, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

SUPPLEMENTAL INFORMATION

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
ADJUSTMENT OF STOCKHOLDER EQUITY
APRIL 30, 2014

	2014		2013	
Stockholder equity from statement of financial condition	$	8,809	$	13,638
Excess of market value over cost on short-term marketable securities		-		-
Adusted stockholder equity	$	8,809	$	13,638

McDUFFIE-MORRIS FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2014 AND 2013

	2014	2013
NET CAPITAL		
Adjusted stockholder equity	$ 8,809	$ 13,638
Additions to net capital	-	-
Deduct stockholder equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	8,809	13,638
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	8,809	13,638
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	-	-
Prepaid insurance and expenses	-	-
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	8,809	13,638
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	-	-
Undue concentrations	-	-
Other	-	-
Net Capital	$ 8,809	$ 13,638
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	3,809	8,638
	$ 8,809	$ 13,638
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 1,076	$ 925
Less adjustments		
Secured notes payable	-	-
Deferred taxes	-	-
Net Aggregate Indebtedness	$ 1,076	$ 925
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.21%	6.78%

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
APRIL 30, 2014

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	223,225	223,204	21
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	-	22	(22)
Total revenue	223,225	223,226	(1)
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	150,000	187,419	(37,419)
Other compensation and benefits	37,191	-	37,191
Interest expense	101	101	-
Regulatory fees and expenses	3,364	2,914	450
Other expenses (including state income tax)	37,398	37,621	(223)
Total expenses	228,054	228,055	(1)
Net income before provision for federal income taxes	(4,829)	(4,829)	-
Provision for federal income taxes	-	-	-
NET INCOME	(4,829)	(4,829)	-

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
APRIL 30, 2014

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 8,809
Increases		
Refund of federal income tax	-	
Decrease prepaid tax deposits	-	
Rounding differences	-	
		-
Decreases		
Increase Federal income tax provision currently payable	-	
Increase State income tax provision currently payable	-	
Decrease in deferred income taxes payable	-	
		-
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 8,809

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
McDuffie-Morris Financial Group, Inc.
Ormond Beach, Florida

We have examined the financial statements of McDuffie-Morris Financial Group, Inc. for the year ended April 30, 2014 and 2013, and have issued our report thereon dated June 12, 2014. In planning and performing our audit of the financial statements, in accordance with standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by McDuffie-Morris Financial Group, Inc. that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications, and comparisons and recommendations of differences required by rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation deteriorate.

A deficiency in internal control exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that of material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safe guarding securities that we considered to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Florida, the State of Maryland and other states' securities regulators that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Korwek & Company, PA

June 12, 2014
Odenton, Maryland